Exhibit 77(d)

In order to implement the Fund’s collar strategy, the Fund employs a risk-managed style on a portion of the underlying equity portfolio. Approximately 70% of the value of the equity portfolio is invested in securities in the energy and materials indices in which the Fund’s collar strategy is implemented and the portfolio weights for these stocks generally reflect index weights.

The Fund’s collar strategy seeks to create a put spread position by purchasing put options approximately 5% “out-of-the-money” usually on a three month basis and for an amount approximating 100% of the value of the Fund’s underlying assets while simultaneously, selling put options approximately 10-20% “out-of-the-money” and the same maturity and amount. The Fund retains the flexibility to create put spreads for an amount approximating 0-100% of the value of the Fund’s underlying assets.

The Fund usually also writes call options “at-the-money” or “near to-the-money,” usually on a one-month basis and for an amount equal to 40-100% of the value of the Fund’s underlying assets.